Filed by CombinatoRx, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Registration Statement File No.: 333-161146

Subject Company: Neuromed Pharmaceuticals Inc.

PLEASE NOTE: There is an error on page 71 of the joint proxy statement/prospectus, dated October 22, 2009 (the “Proxy Statement”), included in the Form S-4 Registration Statement (File No. 333-161146) (the “S-4”) of CombinatoRx, Incorporated (“CombinatoRx”) for the proposed merger of its wholly-owned subsidiary with Neuromed Pharmaceuticals Inc. (“Neuromed”). The existing table on page 71 of the Proxy Statement presents the total number of shares of CombinatoRx common stock that CombinatoRx will issue to all holders of Neuromed Series F redeemable preferred stock, Neuromed series preferred stock and Neuromed common stock in the merger based upon an array of CombinatoRx common stock prices near the time of the closing of the merger. The table on page 71 was supposed to present examples of the number of shares of CombinatoRx common stock that a holder of 100 shares of Neuromed Series F redeemable preferred stock and 100 shares of Neuromed common stock would receive in the merger based upon an array of CombinatoRx common stock prices near the time of the closing of the merger. A correct, replacement table that corresponds to the existing second paragraph on page 71 is presented below.

Class of Neuromed stock	Stock Price(1)	Number of Shares of CombinatoRx Common Stock Issued at Closing and Not Subject to Escrow	Number of Shares of CombinatoRx Common Stock Issued at Closing and Subject to Escrow	Number of Shares of CombinatoRx Common Stock Released from Escrow if Exalgo Approval Date is
				On or Before December 31, 2009(2)	After December 31, 2009 and On or Before September 30, 2010(2)	After September 30, 2010 and On or Before December 31, 2010(2)	After December 31, 2010 or not at all(3)
Series F preferred stock	$2.25	72,305	Holdback:	—	—	—	—
			Milestone:	—	—	—	—

Common stock	$2.25	8	Holdback:	21	21	9	—
			Milestone:	49	18	—	—

Series F preferred stock	$2.00	81,343	Holdback:	—	—	—	—
			Milestone:	—	—	—	—

Common stock	$2.00	7	Holdback:	21	21	9	—
			Milestone:	49	18	—	—

Series F preferred stock	$1.50	108,458	Holdback:	—	—	—	—
			Milestone:	—	—	—	—

Common stock	$1.50	5	Holdback:	21	21	9	—
			Milestone:	49	18	—	—

Series F preferred stock	$1.25	130,149	Holdback:	—	—	—	—
			Milestone:	—	—	—	—

Common stock	$1.25	3	Holdback:	21	21	9	—
			Milestone:	49	18	—	—

Series F preferred stock	$1.00	158,096	Holdback:	5,574	5,574	5,574	—
			Milestone:	—	—	—	—

Common stock	$1.00	—	Holdback:	20	20	8	—
			Milestone:	50	19	—	—

Series F preferred stock	$0.21	158,096	Holdback:	210,795	210,795	89,733	—
			Milestone:	507,066	190,150	—	—

Common stock	$0.21	—	Holdback:	—	—	—	—
			Milestone:	—	—	—	—

(1)	An assumed volume-weighted average of the per share daily closing prices of CombinatoRx common stock as reported on The NASDAQ Global Market for the five (5) consecutive trading days ending on the second trading day prior to the effective time of the merger.
(2)	As each of the milestone dates is reached without receipt of FDA approval of Exalgo, the parties have agreed that the requisite number of the escrow shares will be returned to the combined company, cancelled and cease to be outstanding such that the number of escrow shares is reduced to the number of escrow shares that would be released to former Neuromed US stockholders if FDA approval of Exalgo is received on or before the next milestone date.
(3)	If FDA approval of Exalgo is not received on or before December 31, 2010, all of the remaining escrow shares will be returned to the combined company, cancelled and cease to be outstanding.

*            *            *

In connection with the proposed merger of CombinatoRx and Neuromed, CombinatoRx filed the S-4 with the Securities and Exchange Commission (the “SEC”), which, as amended, was declared effective on October 22, 2009. The Proxy Statement of CombinatoRx and Neuromed included in the S-4 was filed with the SEC under Rule 424(b)(3) of the Securities Act of 1933 on October 22, 2009 and mailed to CombinatoRx and Neuromed stockholders. Investors and security holders are urged to read the S-4 and the Proxy Statement (including all amendments and supplements thereto) because they contain important information. Investors may obtain free copies of the S-4 and the Proxy Statement, as well as other filings containing information about CombinatoRx and Neuromed, without charge, at the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain free copies of the documents filed with the SEC by CombinatoRx by directing a written request to CombinatoRx, Incorporated, 245 First Street, Third Floor, Cambridge, MA 02142, Attention: Secretary, or by visiting CombinatoRx’s website at www.combinatorx.com and following the link for “Investors and News.”

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the closing prices of CombinatoRx common stock, the proposed merger between CombinatoRx and Neuromed and other statements that are not historical facts. These statements are based upon current beliefs and expectations and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. CombinatoRx disclaims any duty to update the information contained herein except as required by law.